

No Act

P.E. 4/5/2013

13002432



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05-07-13

Amy L. Bowler
Holland & Hart LLP
abowler@hollandhart.com

Re: Scott's Liquid Gold-Inc.
Incoming letter dated April 5, 2013

Dear Ms. Bowler:

This is in response to your letters dated April 5, 2013 and May 3, 2013 concerning the shareholder proposal submitted to Scott's Liquid Gold by Michael Deutsch. On March 22, 2013, we issued our response expressing our informal view that Scott's Liquid Gold could not exclude the proposal from its proxy materials for its upcoming annual meeting.

You have asked us to reconsider our position. The Division grants the reconsideration request, as there now appears to be some basis for your view that Scott's Liquid Gold may exclude the proposal under rule 14a-8(i)(2). We note that, in the opinion of your counsel, implementation of the proposal would cause Scott's Liquid Gold to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Scott's Liquid Gold omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Michael Deutsch

*** FISMA & OMB Memorandum M-07-16 ***

HOLLAND&HART.

May 3, 2013

Board of Directors
Scott's Liquid Gold-Inc.
4880 Havana Street
Denver, CO 80239

Re: Shareholder Proposal Submitted by Michael Deutsch

Ladies and Gentlemen:

We have acted as counsel in the State of Colorado to Scott's Liquid Gold-Inc., a Colorado corporation ("SLG" or the "Company"), in connection with a proposal (the "Proposal") submitted by Michel Deutsch (the "Proponent") that the Proponent intends to present at the Company's 2013 annual meeting of the shareholders. In connection with the Proposal, SLG has asked our opinion as to whether the Proposal, if adopted and implemented, would violate Colorado law.

In rendering the opinion set forth below, we have reviewed copies of the following documents:

(a) the Restated Articles of Incorporation of the Company, as amended and restated through May 1, 1996 (the "Articles"), as filed with the Securities and Exchange Commission on March 14, 2008 as Exhibit 3.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2007;

(b) the Bylaws of the Company, as amended through July 13, 2011 (the "Bylaws"), as filed with the Securities and Exchange Commission on July 19, 2011 as Exhibit 99.1 to the Company's Current Report on Form 8-K; and

(c) the Proposal and the supporting statement thereto.

Items (a)-(c) above are collectively referred to as the "Opinion Documents."

We have conducted such examinations of law as we deem necessary or appropriate for rendering this opinion. Other than the Opinion Documents and relevant legal authority in the State of Colorado, we have not reviewed any other documents or materials.

The Proposal

The Proposal consists of a single shareholder resolution, which would become binding on the Company if approved, that reads as follows:

RESOLVED:
That Scott's Liquid Gold-Inc. establish a committee of its Board of Directors to receive and promptly report to the shareholders all past, present, and future proposals to the company or any of its directors involving the sale of all or a part of the company.

Discussion

Under Colorado law, the general rule is that the business and affairs of a corporation are managed by its board of directors. Section 7-108-101 of the Colorado Business Corporation Act (the "CBCA") provides:

> "Subject to any provision stated in the articles of incorporation, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the board of directors or such other persons as the articles of incorporation provide shall have the authority and perform the duties of a board of directors."

The Articles do not contain any provisions related to management of the corporation, and Section 3.1 of the Bylaws contains a statement that mirrors the CBCA: "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed by, a Board of Directors."

When exercising his or her discretionary authority, a director is required by the CBCA to do so "in good faith, with the care an ordinary prudent person in a like position would exercise under similar circumstances, and in a manner the director reasonably believes to be in the best interests of the corporation." Colo. Rev. Stat. Ann. § 7-108-401. These fiduciary duties apply to all decisions made by a director of a Colorado corporation and provide the framework within which such decisions must be made.

The Proposal seeks to alter this general framework by mandating that the Board take the specific actions contained in the Proposal. The actions listed in the Proposal—establishment of a new committee and prompt reporting of any acquisition proposals—are actions normally within the Board's discretionary authority, and implementing the Proposal would limit the authority and discretion of the Board related to acquisition proposals. For example, even if the Board were to reasonably determine that it would not be in the best interests of the shareholders of SLG to disclose an acquisition proposal, the Board would be prevented from acting on this determination because the newly-established committee would be obligated to promptly report the proposal. The Proposal attempts to prevent the Board from exercising its fiduciary duties in this context, and instead mandates a particular course of action in all situations (public disclosure).

No Colorado court has directly addressed the exclusion of a shareholder proposal similar to the Proposal. However, under Colorado law, thwarting or limiting the exercise of discretion by the board of directors of a corporation is contrary to public policy. Singers-Bigger v. Young, 166 F. 82, 85 (8th Cir. 1908) ("A contract of the character just suggested would tend to deprive the stockholders of the benefit of [the director's] independent and impartial judgment, and subordinate the interests of the corporation, which his duty required him to serve ... and would be contrary to public policy and void.") (emphasis added); Herald v. Seawell, 472 F.2d 1081, 1094 (10th Cir. 1972) ("[D]irectors of a corporation, by necessity, posses a large amount of discretionary power. That power, if exercised honestly and with reason, is not subject to control by either the stockholders or the courts.") (emphasis added). Directors are fiduciaries required to provide shareholders with the benefit of their judgment, and shareholders are not permitted to prevent the exercise of directors' discretionary authority. These basic tenets are inherent in the framework established by CBCA Sections 7-108-101 and 7-108-401 and are reinforced by long-established case law. The Proposal, which would strip the Board of its discretionary authority related to disclosure of acquisition proposals, is contrary to these basic principles and we believe it would be void under Colorado law.

Colorado law also provides that if shareholders do not agree with discretionary decisions made by directors, the shareholders' remedy is not to overrule or interfere with director decisions, but instead to elect new directors. Herald v. Seawell, 472 F.2d at 1094 ("When stockholders simply become dissatisfied with corporate management, ordinarily the remedy is to install new management by election of new directors."); Weck v. District Court of the Second Judicial District, et al., 158 Colo. 521, 526-27 (1965) ("If in the opinion of one or more stockholders the board of directors of the company refuses to exercise a discretionary power pursuant to the desires of such stockholders, their remedy is to elect a board of directors who will function according to their wishes."). The Proposal seeks to second-guess past disclosure decisions made by the Board by mandating the disclosure of all past acquisition proposals received by SLG. The Proposal also seeks to force the Board to disclose all future acquisition proposals received by SLG because of the Proponent's dissatisfaction with past responses to such proposals. This course of action is contrary to the remedy that Colorado courts have clearly laid out for shareholders such as the Proponent who are dissatisfied with discretionary decisions made by directors: to elect new directors more aligned with their preferred course of action. We therefore believe that what the Proposal seeks to do is contrary to the system of corporate governance clearly enunciated in relevant case law.

Finally, even if the limitations on discretionary authority of the Board contained in the Proposal were permissible under Colorado law (which we do not believe they are), Colorado law requires that those limitations be included in the Articles. Section 7-108-101 states that "[s]ubject to any provision stated in the articles of incorporation, all corporate powers shall be exercised by ... the board of directors." Any changes to the general allocation of discretionary authority to the board of directors for a Colorado corporation must be contained in its articles of incorporation. No such limitations are contained in the Articles of SLG. To make such a change, the Proposal would need to be adopted in the form of an amendment to the Articles.

Section 7-110-103 provides that, to adopt an amendment to the articles of incorporation, "[t]he board of directors or holders of shares representing at least ten percent of all of the votes entitled to be cast on the amendment may propose an amendment to the articles of incorporation for submission to the shareholders." This procedure is mandatory; an amendment may not be proposed by anyone other than the Board or the holders of at least ten percent of all voting shares. *See* Cathy Krendl and James Krendl, Colorado Business Corporation Act and Article 90 Deskbook, 220 Author's Comments (2011-2012 ed.) ("With the exception of limited amendments permitted by section 7-110-102, amendments to the articles must be adopted pursuant to a procedure similar to [that in the prior code]. Either the board of directors or owners of at least ten percent of the "votes" ... may propose an amendment to the articles of incorporation."). The Proposal was not proposed by either the Board or the holders of at least ten percent of the voting shares; based on information available to the Company, the Company believes the Proponent holds less than one percent of the shares. Even if the adoption of the Proposal did not otherwise conflict with Colorado law (and we believe that it does), adoption of the Proposal in its current form, creating a limitation on the discretionary authority of the Board without proper adoption of an amendment to the Articles, would be contrary to Sections 7-108-101 and 7-110-103 of the CBCA.

Opinion

For the reasons set forth above, it is our opinion that Proposal would impermissibly limit the authority and discretion of the Board, is contrary to public policy in Colorado regarding management of corporations, and attempts to limit the authority of the Board in a manner inconsistent with the express provisions of the CBCA, and that therefore, the Proposal, if adopted and implemented in its current form and in the manner proposed, would violate Colorado law.

HOLLAND & HART

The opinions set forth above are limited to the laws of the State of Colorado, and we express no opinion as to matters governed by the law of any other state or jurisdiction.

Our opinions are based upon laws of the State of Colorado as of this date and upon facts now known to us, and we expressly disavow any obligation to advise you with respect to future changes in law or in our knowledge, or as to any future event, change of condition, or other fact occurring subsequent to the date of this letter. Our opinions are subject to the effect of general principles of equity, including the effects of any exercise of equitable powers by the courts of the State of Colorado.

The opinions expressed in this letter are strictly limited to the matters stated herein, and no other opinions may be implied. This opinion is provided as a legal opinion only, effective as of the date of this letter, and not as representations of fact.

The foregoing opinion is rendered solely for your benefit in connection with your argument to exclude the Proposal pursuant to Rule 14a-8(i)(2) of the Securities Exchange Act of 1934, as amended, presented in the Response Letter submitted to the Securities and Exchange Commission on April 5, 2013 on behalf of the Company. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with such Response Letter, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Holland & Hart LLP

HOLLAND & HART

Amy L. Bowler
Phone 303-290-1086
Fax 303-713-6305
ABowler@hollandhart.com

April 5, 2013

VIA ELECTRONIC MAIL

Office of the Division of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Scott's Liquid Gold-Inc.
Request for Reconsideration of Letter dated March 22, 2013 (the "Response Letter")

Dear Ladies and Gentlemen:

On behalf of our client, Scott's Liquid Gold-Inc., a Colorado corporation ("SLG" or the "Company"), we respectfully request that the Staff reconsider its position taken in the Response Letter with respect to the shareholder proposal (the "Proposal") of Mr. Michael Deutsch, a copy of which is included with this letter as Exhibit A, which was discussed in our initial letter to the Staff, dated January 18, 2013,

The Proposal

The Proposal consists of a single shareholder resolution, which would become binding on the Company if approved, that reads as follows:

> RESOLVED:
> That Scott's Liquid Gold-Inc. establish a committee of its Board of Directors to receive and promptly report to the shareholders all past, present, and future proposals to the company or any of its directors involving the sale of all or a part of the company.

Bases for Exclusion

We believe the Proposal is excludable because (1) it is binding, and therefore improper under state law; (2) it would cause members of the Board of Directors (the "Board") to breach their fiduciary duties to shareholders by compelling, among other things, premature disclosure of transactions not otherwise required under existing corporate and securities disclosure rules in a manner that could be harmful to the interests of shareholders; and (3) it is misleading by virtue of not describing costs of implementation or provisions for protecting proprietary information. The Proposal mandates that (a) the Company form a new committee of the Board, and (b) that this committee "promptly report to the shareholders" all "proposals" received by the Company or the Board members "involving the sale of all or part of the company." Given the binding nature of both of these mandates, and the actions that the Board would be required to undertake to implement them, we believe the proposal is excludable under Rule 14a-8(i)(1). Because the Proposal would force the Board to disclose information at times and in manners that the Board may believe is harmful to the interests of shareholders and, therefore, in breach of the Board's fiduciary duties to shareholders, we believe the proposal is excludable under Rule 14a-8(i)(2).

Excluding the Proposal under either or both of Rules 14a-8(i)(1) or (i)(2) would be consistent with the Staff's longstanding position that binding shareholder proposals are generally improper under state law. Finally, the Proposal is misleading because it does not provide shareholders with material information regarding the costs of the required reports and whether those reports could result in disclosure of confidential or proprietary information, the disclosure of which could harm the Company, supporting our belief that the Proposal is excludable under Rule 14a-8(i)(3).

Therefore, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials. Pursuant to Rule 14a-8(j), the Company has concurrently sent copies of this correspondence to the Proponent. Rule 14a-8(k) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is by copy of this correspondence informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Analysis

1. Rule 14a-8(i)(1) – The Proposal is an improper subject for action by shareholders under state law because it would be binding on the Company if approved

Longstanding Staff position against binding shareholder proposals

Rule 14a-8(i)(1) permits exclusion of a shareholder proposal if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. SLG is a corporation organized under the laws of the State of Colorado. The note to Rule 14a-8(i)(1) states in pertinent part that "proposals are not considered proper under state law if they would be binding on the company if approved." The Staff further elaborated in the adopting release relating to Rule 14a-8(i)(1) that "proposals by security holders that mandate or direct a board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical [corporate] statute;" and that:

> The text of the above Note is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(l). In this regard it is the Commission's understanding that the laws of most states do not for the most part explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the business and affairs of every corporation organized under this law shall be managed by its board of directors or words to that effect. Under such statute the board may be considered to have exclusive discretion in corporate matters absent specific provision to the contrary in the statute itself or the corporation's charter or bylaws. Accordingly proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. *Exchange Act Release No. 34-12999* (Nov. 1976)

If approved, the Proposal would (a) require the Company to "establish a committee of its Board of Directors", and (b) mandate that such committee "...promptly report to the shareholders all past, present, and future proposals to the company or any of its directors involving the sale of all or a part of the company." These are not requests or recommendations to the Board, but instead are binding mandates from shareholders as to how the Company should conduct its business. However, general corporate authority is vested in the board of directors of Colorado corporations pursuant to Section 7-108-101 of the Colorado Business Corporation Act (the "CBCA"), which states:

> Subject to any provision stated in the articles of incorporation, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the board of directors or such other persons as the articles of incorporation provide... (CBCA Section 7-108-101(2))

In addition, the Company's Amended and Restated Bylaws, effective as of July 13, 2011 (the "Bylaws") confirm that "[a]ll corporate power shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed by a Board of Directors." (Bylaws, Section 3.1). Therefore, the Proposal is not a proper subject for action by shareholders under Colorado law, as its mandates interfere with the authority and discretion granted to the Board under the CBCA and the Bylaws.

Binding requirement to form a committee in absence of shareholder authority to form Board committees

To implement the proposal, the Company is *required* to form a new committee, which is an action only the Board has the authority to take under the CBCA and the Bylaws. Section 7-108-206 of the CBCA states in regard to the formation of committees: "Except as otherwise provided in the bylaws and subject to the provisions of Section 7-109-106, the *board of directors* may create one or more committees and appoint one or more members of the board of directors to serve on them." (emphasis added). Section 3.12 of the Bylaws states in regard to the formation of committees:

> ...the *Board of Directors by resolution*, may designate from among its members one or more committees, each of which, to the extent provided in the resolution and except as otherwise prescribed by the Act, shall have and may exercise all of the authority of the Board of Directors...(emphasis added)

Under both the CBCA and the Bylaws, shareholders do not have authority to create, or mandate the creation of, new committees of the Board through shareholder resolutions or otherwise. Shareholders should not be permitted to accomplish indirectly, through a shareholder proposal binding on the Board, what they are not permitted to do directly under applicable law.

Binding obligation to disclose information in absence of corporate and securities laws requirements to make such disclosure

Existing federal securities laws and state corporate laws strike a careful balance between the need to provide investors with sufficient information regarding a company to allow investors to make informed investment decisions, while simultaneously allowing a company to protect certain types of confidential or proprietary information which, if disclosed at the wrong time, could damage the company's ability to conduct its business or consummate a strategic transaction. It is well recognized that companies need the ability to conduct certain types of negotiations in confidence, and securities and disclosure rules generally only compel an announcement regarding a transaction once the parties have entered into a binding agreement. However, if the Proposal is approved, the Board would be *required* to "promptly report" to the shareholders information regarding proposals "involving the sale of all or a part of the Company" received by the Board on an ongoing and indefinite basis. The requirement is binding and the Board would have no discretion to determine when or whether disclosure would be appropriate under the particular circumstances. In certain cases, for instance when premature disclosure could derail an auction process or put the Company at a significant disadvantage with respect to the negotiation of a particular transaction (as compared to other companies that do not have such a burdensome, self-imposed disclosure requirement), the Proposal would compel directors to make disclosures that could be harmful to the interests of the Company and its shareholders (as discussed in detail in Section 2).

From a practical perspective, the implementation of the mandatory disclosure requirement included in the Proposal would eliminate the ability of the Board to effectively shop the Company or any of its lines of business, thereby limiting the Board's ability to maximize the value of the Company and otherwise protect the interests of shareholders in a strategic transaction. Companies, in consultation with their boards and advisers, routinely engage in a private sales or auction processes. In the course of such a sales or auction process, a company usually receives a number of "proposals" regarding the sale of the company or certain of its lines of business from various bidders. If the Proposal were implemented, the Board would be *required* to "promptly report" each of these proposals to the shareholders, thereby making public the identity of the bidder and terms and conditions of its "proposal." By requiring disclosure of this information, the Proposal could destroy the effectiveness of the sale or auction process as the Company would be unable to effectively negotiate with multiple parties simultaneously.

Outside the context of a private auction or sale process initiated by a company, the boards of directors of potential acquirers and acquisition targets also typically engage in extensive confidential negotiations prior to making any public disclosure to shareholders regarding a potential transaction. The disclosure requirements that would be implemented by the Proposal would deter potential acquirers (whether they are other public companies, private companies, private equity firms or other similar groups) from initiating discussions with the Company in the first instance, because such potential acquirers would not want such preliminary discussions publicized. Premature disclosure could be harmful to the potential acquirer's own acquisition and negotiation strategies. If the Board were *required* to "promptly report" all such proposals that it receives, it would become impossible to conduct confidential negotiations prior to publicly disclosing such a proposal, which would have a substantial chilling effect on the ability of the Company to attract potential acquirers and maximize shareholder value through initial confidential negotiations typical in any sales process.

Because the Proposal would mandate that the Board take actions to form a committee and then make repeated "reports" to shareholders of information that the Company would not otherwise be required to disclose under applicable state laws or federal securities laws, the Proposal is an effort to regulate directly the manner in which the Company conducts its business and affairs, and is therefore impermissible under Section 7-108-101 of the CBCA. The Staff established in *Bank of America* (February 16, 2011) ("Bank of America") that proposals that mandate the disclosure of certain information to shareholders when the disclosure of that information is not already required under applicable laws may be excluded under Rule 14a-8(i)(1). In Bank of America, the proponent's proposal sought to mandate that the board of directors of Bank of America "report to the shareholders ... the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades..." Similar to the Proposal, the proposal at issue in Bank of America mandated that the board of directors disclose certain information to shareholders that the Company was not otherwise required to disclose. The Staff held that forcing Bank of America to disclose information it would not otherwise be required to disclose constituted an impermissible intrusion into the discretion and authority of the board of directors, and the proposal could therefore be excluded as improper subject for shareholder action. *See also Bank of America* (February 24, 2010) (Staff allowed exclusion of a virtually identical proposal to the proposal presented in Bank of America on similar grounds to those presented in Bank of America).

The position taken by the Staff in Bank of America is consistent with other no-action relief granted by the Staff to companies under Rule 14a-8(i)(1) where a shareholder proposal mandates action that, under state law, falls within the powers of the board of directors. The following list of precedential no-action decisions issued by the Staff covers a wide range of different shareholder proposals, but in each case, the proposal was cast as a binding mandate for action upon the board of directors and was therefore found to be excludable under Rule 14a-8(i)(1) (and, in some cases, Rule 14a-8(i)(2)). *See, in chronological order, National Technical Systems, Inc.* (March 29, 2011); *Archer Daniels-Midland Company* (August 18, 2010); *MGM MIRAGE* (February 6, 2008); *Triple-S Management Corporation* (March 10, 2006); *Cisco Systems, Inc.* (July 29, 2005); *Constellation Energy Group, Inc.* (March 2, 2004); *General Electric Company* (January 27, 2004); *Wyeth* (January 23, 2004); *Phelps Dodge Corp.* (January 7, 2004); *DCB Financial Corp.* (March 5, 2003); *Philips Petroleum Company* (March 13, 2002); *PPL Corporation* (February 19, 2002); *PSB Holdings, Inc.* (January 23, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); *AMERCO* (July 21, 2000); *Alaska Air Group, Inc.* (March 26, 2000); *Keystone Financial, Inc.* (March 15, 1999); *American International Group, Inc.* (March 12, 1999); *First Bell Bancorp, Inc.* (January 28, 1999); *CVS Corporation* (December 15, 1998); *The Boeing Company* (February 25, 1997); *Columbia Gas System, Inc.* (January 16, 1996). Consistent with the foregoing precedent, the Proposal is not stated as a recommendation or request but rather mandates that the Board take certain nondiscretionary actions. As such, the Proposal would require the Board to take actions that Colorado law reserves for the judgment and discretion of the Board. Accordingly, the Proposal is excludable pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Colorado law.

2. Rule 14a-8(i)(2) – Because it is binding on the directors of the Company, the Proposal would cause the directors to take action in violation of State Law

As discussed above, the Proposal is cast as a mandate to the Board that would require the Board to "promptly report" information regarding sale proposals received by the Company to the Company's shareholders. By forcing the Board to disclose such information, even when the Board does not believe the disclosure is in the best interests of the Company or its shareholders, the Proposal mandates that the Board breach the fiduciary duties owed by the directors to the Company's shareholders under Colorado law. The fiduciary duties of the director of a Colorado corporation are set forth in Section 7-108-401 of the CBCA, which requires that a director perform his or her duties as a director, including the duties as a member of any committee of the directors upon which the director may serve, in good faith, in a manner the director reasonably believes to be in the best interests of the company, and with the care that an ordinary prudent person in a like position would use under similar circumstances.

The Proposal mandates the public disclosure by the Board of information regarding potential sale transactions even when the Board (a) is not required to publicly disclose such information under applicable laws, and (b) does not believe the public disclosure of such information is in the best interests of the Company. As discussed above, a board of directors often has good reasons to withhold information regarding a pending sale of all or part of a company from its shareholders, and maintaining the confidentiality of such information throughout the negotiating process is often critical to maximizing shareholder value in strategic transactions. The premature release of information regarding a transaction that is still being negotiated between the boards of each involved company could substantially reduce the likelihood that the transaction is ultimately consummated, or could result in a transaction that is less favorable to the company's shareholders. However, the Proposal does not provide any exceptions or carve-outs for information that the Board believes should be kept confidential to protect the best interests of the Company and shareholders. As such, the mandate contained in the Proposal would force the Company's directors to take actions that they do not believe are in the best interests of the Company. The directors of the Company are duty-bound to exercise the judgment required by CBCA 7-108-401 at all times, regardless of whether they are acting pursuant to a shareholder resolution. Therefore, if a director publicly discloses information to the shareholders that he or she does not believe should be disclosed, even if that disclosure is made pursuant to a binding shareholder resolution, the disclosure would be contrary to, and constitute a violation of, such director's fiduciary duties under CBCA 7-108-401.

The Staff has consistently agreed that a shareholder proposal mandating or directing a company's board to take action in violation of the directors' fiduciary duties to shareholders is excludable pursuant to Rule 14a-8(i)(2), particularly where the mandate contained in the proposal prevents or interferes with the directors' ability to exercise independent business judgment in the management of the affairs of the Company. See *Vail Resorts, Inc.* (September 16, 2011); Monsanto Co. (Nov. 7, 2008); *GenCorp Inc.* (Dec. 20, 2004); *SRC Communications, Inc.* (Dec. 16, 2004); *DCB Financial Corp.* (March 5, 2003); and ICN Pharmaceuticals, Inc. (April 4, 2001). As detailed above, this is precisely the effect the Proposal would have if implemented. Consequently, and for the reasons discussed above, the Company believes it is appropriate to exclude the Proposal on the grounds that the Proposal would cause the members of the Board to violate Colorado law by requiring them to breach their statutorily required fiduciary duties to the Company and its shareholders.

3. <u>Rule 14a-8(i)(3) – The Proposal is misleading because it does not provide shareholders with information regarding the cost of making the reports required by the Proposal or information concerning whether such disclosure could result in disclosure of proprietary Company information</u>

In a line of long-settled and recently confirmed precedent, the Staff has found that proposals requiring the company to report specific information to shareholders that the company is not otherwise required to report may be excluded from company proxy materials in reliance on Rule 14a-8(i)(3) if such proposals fail to discuss the prospective cost of preparing such reports or fail to discuss whether any proprietary information would be disclosed in the reports. Through this line of precedent, the Staff has indicated that the failure to include such information renders a proposal materially misleading and has provided the following guidance regarding how proposals seeking a special report should address the prospective cost of such a report and whether proprietary information therein could be omitted:

> In order that readers of the proposal not be misled in this regard, it would seem necessary that these two important points be specifically dealt with. For example, it might be stated in each instance that the cost of preparing the respective reports shall be limited to a reasonable amount as determined by the board of directors, and that information may be withheld if the board of directors deems it privileged for business or competitive reasons. (*The Upjohn Company* (Mar. 16, 1976)).

The Staff recently confirmed this interpretation of Rule 14a-8(i)(3) in *Citigroup, Inc.* (March 12, 2013)("Citigroup"). In Citigroup, the Staff allowed the exclusion of a shareholder proposal which mandated the creation of a board committee that would be required to analyze methods for enhancing shareholder value and "publicly report on its analysis" within a certain time frame. However, the proposal did not include any discussion, limitations or instructions regarding the cost of such reporting or the disclosure of proprietary information. The Staff noted in its response that "in applying this particular proposal to Citigroup, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." (Citigroup). *See also Union Bancorporation* (February 7, 1980) (noting that although the proposal deals with the issuance of a report to shareholders, it does not discuss the prospective cost to the Company of preparing such a report); *Schering-Plough Corp.* (Mar. 4, 1976) (statement by the Staff that, "[i]n order that readers of the proposal not be misled [t]he proposal should be expanded to discuss the cost of preparing the proposed report and whether any of the information to be included therein may be withheld by the company in the event that disclosure thereof would harm the company's business or competitive position"); *RCA Corporation* (November 12, 1975) (similar statement).

Since the Staff provided this guidance in *The Upjohn Company, Schering-Plough* and *RCA Corporation*, it has become standard practice for proposals seeking a special report of certain information to shareholders to include language that such a report should be prepared at reasonable cost and omitting proprietary information. *See Amazon.com, Inc.* (Mar. 8, 2012) (proposal asking for a report prepared at reasonable cost and omitting proprietary information); *Abercrombie & Fitch Co.* (Mar. 28, 2012) (proposal requesting a report prepared at reasonable cost and omitting proprietary information); *Cheesecake Factory Inc.* (Mar. 27, 2012) (same); *Bank of America Corporation* (February 16, 2011) (same).

The Proposal, like the proposals at issue in each of the precedential no-action requests cited above, seeks a special report from the Board of information that would not otherwise be reported to shareholders (in this case, however, the reporting requirement is ongoing, as opposed to one-time, making it even more onerous upon the Company). The Proposal, however, does not include any language regarding the cost of making these reports to shareholders, or how confidential information should be handled in such reports. In this case, as discussed above, the reporting required by the Proposal would almost certainly include confidential information, the disclosure of which could be harmful to the Company or could cause the Company to breach its confidentiality obligations to others. Yet there is no language in the Proposal suggesting how the Board should balance the need to maintain the confidentiality of proprietary information with the Proposal's mandate to "promptly report" all past, current and future proposed sale transactions to the shareholders. Furthermore, the cost of implementing the Proposal could become substantial, given the open-ended nature (both with respect to the past and future offers) of the mandate imposed by the Proposal. The Company has been in existence since 1954, and the Proposal would require a report on every proposal regarding the sale of all or a part of the Company since that time. The cost of such historical review and report alone is substantial, yet disclosure of the details of an offer that may have occurred in the 1960's, for instance, under a different management team, different board of directors and different business and economic circumstances is utterly irrelevant to today's shareholders. Despite this, there is no language in the Proposal limiting or addressing the costs imposed on the Company by the Proposal. Because the proponent failed to include statements in the Proposal limiting or otherwise addressing costs imposed by the Proposal or safeguarding proprietary information, the Company believes that it may exclude the Proposal from its proxy materials for its 2013 Annual Meeting in reliance on Rule 14a-8(i)(3).

Conclusion

The Company believes that it is appropriate to exclude the Proposal from the Company's 2013 Proxy Materials because it (a) would impermissibly bind the Board to take certain actions and is therefore an improper matter for shareholder action under Rule 14a-8(i)(1), (b) would require the directors of the Company to breach their statutorily defined fiduciary duties to the shareholders by disclosing information which is damaging to the business and prospects of the Company, and (c) lacks any language limiting the cost to be incurred in relation to the Proposal or the disclosure of confidential information in connection with implementing the Proposal, and is therefore so vague that it creates significant uncertainty as to exactly what policies and procedures the Board would be required to enact to fulfill the requirements of the Proposal. Accordingly, the Company respectfully requests that the Staff agree that it will not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials.

Because of the destructive and serious nature of the Proposal, the Company has delayed its 2013 Annual Meeting while this Proposal is being re-considered by the Staff. We respectfully request that the Staff consider this proposal on an accelerated basis to enable the Company to mail its meeting materials and conduct its 2013 Annual Meeting in a timely manner. In order to conduct the 2013 Annual Meeting in a timely manner, the Company would need to mail materials to shareholders by May 10, 2013 at the latest. However, the Company would need to receive the Staff's response several days in advance of May 10, 2013 in order finalize the materials and prepare them for mailing. We would appreciate the opportunity to address any concerns raised by the Staff before it issues its response to this request. Please feel free to contact me at (303) 290-1086.

Sincerely



Amy L. Bowler, P.C.
Partner, Holland & Hart LLP



Amy L. Bowler
Phone 303-290-1086
Fax 303-713-6305
ABowler@hollandhart.com

<u>Exhibit A</u>
to
Request for Reconsideration of "no action" Relief
from
Scott's Liquid Gold-Inc.
dated April 5, 2013

<u>Shareholder Proposal of Michael Deutsch dated December 12, 2012</u>

6129635

*** FISMA & OMB Memorandum M-07-16 ***

December 12, 2012

Corporate Secretary
Scott's Liquid Gold Inc.
4880 Havana Street
Denver, CO 80239

Via Overnight Certified Mail, Return Receipt

Dear Sir:

I am, and have been for many years, the beneficial owner of shares of the common stock of Scott's Liquid Gold Inc. ("SLGD"). Those shares are held in my Individual Account at TD Ameritrade, and my contact information is shown above. This letter is to advise you that, in accordance with the current SLGD bylaws, I wish the following matter and resolution both to be brought before the upcoming SLGD Annual Meeting and included in the Proxy Statement for voting at that meeting.

RESOLVED:
That Scott's Liquid Gold, Inc. establish a committee of its Board of Directors to receive and promptly report to shareholders all past, present, and future proposals to the company or any of its Directors involving the sale of all or part of the company.

STATEMENT IN SUPPORT
The financial performance of the company has been unsatisfactory for many years. The Scott's Liquid Gold Annual Reports from 2001 and 2011 show that, in those 10 years:
Net Sales of all products were DOWN approximately 35%
Number of Employees was DOWN approximately 45%
Stockholders Equity was DOWN approximately 45%
High Annual Stock Price was DOWN approximately 44%
Cash and Equivalents (including Investment Securities) was DOWN approximately 82%
Advertising Expenditures were DOWN approximately 79%

These results suggest to me that the best way to maximize the value of the company for the benefit of all shareholders may be one or more transactions with outside interests, possibly resulting in the sale of part or all of the company. For shareholders to evaluate and express opinions on such transactions, the shareholders must, of course, first be told of them. Doubts exist as to whether such possible transactions, which in hindsight would have been beneficial to shareholders, were received by the company and not presented to shareholders. This proposal is intended to clarify that history and to ensure that all current and future proposals potentially beneficial to shareholders are presented to shareholders for their consideration and comment. I urge its support.

Please confirm by return mail that this important and timely proposal will appear in the 2013 Proxy Statement for vote by shareholders.

Yours truly,



Michael Deutsch

MD:mw